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Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

ATTN: Ms. Susan Block, Attorney-Advisor

100 F Street, N.E.

Washington, D.C.  20549-4628

July 8, 2013

Re:

American International Ventures, Inc.

Form 8-K

Filed June 3, 2013

File No. 000-30368

Dear Ms. Block:

In regard to your June 18, 2013 comment letter, we have electronically filed herewith Amendment No. 5, to the above-referenced Form 8-K on EDGAR.  In addition, to simplify your review, we are submitting one marked-up (PDF) version of the above referenced Amendment redlined where there have been changes to the prior amendment.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the June 18, 2013, Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter.  In addition to changes responsive to the comments, the text has been updated to include the most recent events affecting the Registrant and there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text.

We believe that the changes contained in amendments 1, 2, 3, 4 and 5 cumulatively, address the comments presented in your June 18, 2013, Comment Letter.

Description of Placer Gold Prospecting, Inc.’s Business, page 5

1.  We note your response to our prior comment 1 and reissue in part. For each property discussed in this section, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

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A north arrow.

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• An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

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A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that you have not included maps for the American Metallic Mine or the Placeritas Mine properties.  Additionally, we note that the included maps do not include index maps showing where the properties are situated in relationship to the state or other geographical area or the means of access to the properties.  Please include or revise each map as applicable.

Response 1.  We have revised our disclosure to include or revise each map as applicable. We have revised our disclosure to include the information required under paragraph (b) of the Industry Guide 7.

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2.  We note your response to our prior comment 2 and reissue in part. For each property discussed in this section, please revise to include the information required under paragraph (b) of Industry Guide 7. In this regard, please revise each property location description to clearly explain the location of each property. Please disclose the state or other geographical area where each property is located to include references to the nearest town or city. Please also revise each property location description to clearly explain the means of access to each property to include references to the nearest highway or interstate. Additionally, please revise each property rock formation and mineralization description to clearly explain the rock formations and mineralization of each property or provide a glossary, if necessary. In this regard, we note that the current descriptions do not appear to be specific to the individual properties and use terms or phrases which are either not defined or appear overly technical in nature. Please revise each description accordingly.

Response 2.  We have revised our disclosure to include local information required information under paragraph (b) of the Industry Guide 7.

Other

We note that the company is currently delinquent with respect to its reporting obligations under the Exchange Act. In this regard, we note that the company has not yet filed its Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2012 or February 28, 2013.  We also note that you were sent a letter dated May 16, 2013 with respect to this delinquency. Further, we note that you have informed the staff that you intend to file these delinquent periodic reports by mid-July 2013.  Please file these delinquent periodic reports as soon as possible and confirm that there has not been a change to your timing estimate.

Response  Other.  Vacations, by accountant, may possibly cause the Company to file February28, 2013 by the end of July.  We expect to be on time for yearend May 31, 2013 and August 30, 2013.

In addition, we acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact us at 813-260-2866.

Sincerely,

American International Ventures, Inc.

/s/ Jack Wagenti

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Jack Wagenti, Chairman of the Board

JW/jmz

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